SICHENZIA ROSS FRIEDMAN FERENCE LLP
61 BROADWAY, NEW YORK NY 10006
July 29, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	DecisionPoint Systems, Inc. (the “Company”)
Form 8-K
Filed June 23, 2009
File No. 333-144279

Dear Mr. White:

On behalf of our client, DecisionPoint Systems, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated June 29, 2009 (the “Comment Letter”).  In order to facilitate your review of the Form 8-K/A, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.

1. We note you have requested your former auditor furnish a letter to you, stating that it agreed with the statements made in your Item 4.01 Form 8-K, or the reasons why it disagreed.  We also note the former auditor’s letter was not filed as an exhibit with your Form 8-K.  Upon receipt of your former auditor’s letter, please amend your Form 8-K to comply with Item 304(a)(3) of Regulation S-K.

We have included a letter from our former auditor as an exhibit to the amended Form 8-K.

2. We note disclosure deficiencies with your Item 4.01 Form 8-K.  Please amend your disclosure to fully comply with Item 304(a)(1)(i), (ii) and (iii) of Regulation S-K.  The following is not a fully inclusive list, but is provided as an example of some of the deficiencies in your current disclosure.  Please disclose:
• the specific dates of the termination of your former auditor and the engagement of your new audit firm;
• if your former audit firm resigned, declined to stand for reelection, or was dismissed;
• if your former audit opinion was qualified as to uncertainty; and
• if the Board of Directors or an audit committee approved the dismissal of your former audit firm.

We have amended Item 4.01 of Form 8-K/A to respond to the Staff’s comment.

With respect to the above comments and responses the undersigned, on behalf of the Company, acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Peter DiChiara

Peter DiChiara